Filed by Transfix Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: G Squared Ascend I Inc.
Commission File No.: 001-39981
Date: December 9, 2021

2021 Analyst Day Driving the future of freight 1

2 Confidential and Proprietary Disclaimer IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT In connection with the proposed business combination involving G Squared Ascend I Inc . (“G Squared Ascend I”) and Transfix, Inc . (“Transfix”), Transfix Holdings, Inc . (“Transfix Holdings”) has filed a registration statement on Form S - 4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) . The Registration Statement includes a proxy statement of G Squared Ascend I and a prospectus of Transfix Holdings . Additionally, G Squared Ascend I and Transfix Holdings will file other relevant materials with the SEC in connection with the business combination . Copies may be obtained free of charge at the SEC’s website at www . sec . gov . Security holders of G Squared Ascend I are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination and related matters . The information contained on, or that may be accessed through, the websites referenced in this presentation is not incorporated by reference into, and is not a part of, this presentation . PARTICIPANTS IN THE SOLICITATION G Squared Ascend I and its directors and officers may be deemed participants in the solicitation of proxies of G Squared Ascend I’s stockholders in connection with the proposed business combination . Transfix and its officers and directors may also be deemed participants in such solicitation . Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of G Squared Ascend I’s executive officers and directors in the solicitation by reading G Squared Ascend I’s final prospectus for its initial public offering filed with the SEC on February 8 , 2021 , and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available . Information concerning the interests of G Squared Ascend I’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available . NO OFFER OR SOLICITATION This presentation is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the proposed business combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . FORWARD - LOOKING STATEMENTS The information in this presentation may contain statements that are not historical facts but are “forward - looking statements'' within the meaning of Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended, and within the meaning of “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995 . All statements, other than statements of present or historical fact included in this presentation, regarding G Squared Ascend I’s proposed business combination with Transfix, G Squared Ascend I’s ability to consummate the transaction, the benefits of the transaction and the combined company's future financial performance, as well as the combined company's strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward - looking statements . When used in this presentation, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward - looking statements, although not all forward - looking statements contain such identifying words . These forward - looking statements are based on management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events . Except as otherwise required by applicable law, G Squared Ascend I and Transfix disclaim any duty to update any forward - looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this presentation . G Squared Ascend I and Transfix caution you that these forward - looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either G Squared Ascend I or Transfix . In addition, G Squared Ascend I and Transfix caution you that the forward - looking statements contained in this presentation are subject to the following factors : (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto ; (ii) the outcome of any legal proceedings that may be instituted against G Squared Ascend I or Transfix following announcement of the transactions ; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of G Squared Ascend I, or other conditions to closing in the transaction agreement ; (iv) the risk that the proposed business combination disrupts G Squared Ascend I’s or Transfix’s current plans and operations as a result of the announcement of the transactions ; (v) Transfix’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Transfix to grow and manage growth profitably following the business combination ; (vi) costs related to the business combination ; (vii) changes in applicable laws or regulations ; (viii) rollout of Transfix’s business and the timing of expected business milestones, (ix) the effects of competition on Transfix’s business, (x) supply shortages in the materials necessary for the production of Transfix’s products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by G Squared Ascend I’s public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Transfix may be adversely affected by other economic, business, and/or competitive factors . Should one or more of the risks or uncertainties described in this presentation, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward - looking statements . You should carefully consider the risks and uncertainties described in the “Risk Factors” section of G Squared Ascend I’s final prospectus filed on February 8 , 2021 , and Quarterly Reports on Form 10 - Q, in each case, under the heading “Risk Factors,” and other documents of G Squared Ascend I filed, or to be filed, including the proxy statement/prospectus, with the SEC . Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in G Squared Ascend I’s periodic filings with the SEC, including G Squared Ascend I’s final prospectus for its initial public offering filed with the SEC on February 8 , 2021 . G Squared Ascend I’s SEC filings are available publicly on the SEC's website at www . sec . gov . INDUSTRY AND MARKET DATA Although all information and opinions expressed in this presentation, including market data and other statistical information, were obtained from sources believed to be reliable and are included in good faith, Transfix and G Squared Ascend I have not independently verified the information and make no representation or warranty, express or implied, as to its accuracy or completeness . Some data is also based on the good faith estimates of Transfix and G Squared Ascend I, which are derived from their respective reviews of internal sources as well as the independent sources described above . This presentation contains preliminary information only, is subject to change at any time and, is not, and should not be assumed to be, complete or to constitute all the information necessary to adequately make an informed analysis regarding Transfix and G Squared Ascend I . USE OF PROJECTIONS This presentation contains projected financial information with respect to Transfix . Such projected financial information constitutes forward - looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results . The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information . See the "Forward - Looking Statements" paragraph above . Actual results may differ materially from the results contemplated by the financial forecast information contained in this presentation, and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved . Neither G Squared Ascend I’s nor Transfix’s independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation . NON - GAAP FINANCIAL MEASURES Some of the financial information and data contained in this presentation, such as Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Gross Profit and Adjusted Gross Profit Margin, have not been prepared in accordance with United States generally accepted accounting principles ("GAAP") . Transfix’s management uses these non - GAAP measures in its financial and operational decision - making and evaluation of operating performance and believes that these measures are important profitability measurements and are useful measures of Transfix's ability to source and sell services that are provided by third parties . Non - GAAP metrics are not calculated in accordance with GAAP and should not be considered an alternative to any measures of financial performance calculated and presented in accordance with GAAP . Other companies may calculate these non - GAAP metrics differently . TRADEMARKS AND TRADE NAMES This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners, and Transfix’s and G Squared Ascend I’s use thereof does not imply an affiliation with, or endorsement by, the owners of such trademarks, service marks, trade names and copyrights . Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, © or ® symbols, but Transfix and G Squared Ascend I will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights .

Confidential and Proprietary Welcome Lily Shen, President & CEO 3

4 Confidential and Proprietary Agenda ▪ Lily Shen , President & CEO : Welcome + Transfix Overview ▪ Ward Davis , G Squared Ascend I CEO : G Squared + Transaction Overview ▪ Drew McElroy , Co - Founder & Chairman : Industry Challenges & Opportunities ▪ Lily Shen , President & CEO, and Sophie Dabbs , CCO : Our Business & Transfix Differentiation ▪ Jonathan Salama , Co - Founder & CTO, Scott Sokoloff , Head of Data : Transfix Technology Demo ▪ Christian Lee , CFO : Financial Overview ▪ Lily Shen , CEO : Closing Remarks & Q&A

5 Confidential and Proprietary Data Engineering Product Legal Finance Customers Carriers Sales Scott Sokoloff VP of Data & Analytics Mike Brittain VP of Engineering Leonard Tancuan VP of Product Alison Flynn Deputy General Counsel Emerson Verrier VP of Finance & IR Jennifer Mosso VP, Shipper Growth Guy Byars SVP, Carrier Growth Shane Duncan VP of Sales Our Team Brian Christman Chief People Officer Nick Smolansky General Counsel Jonathan Salama Co - Founder , CTO Lily Shen CEO & President Christian Lee CFO Sophie Dabbs Chief Commercial Officer C.H. Robinson Drew McElroy Co - Founder, Chairman MediaMath Rachel Meranus Chief Marketing Officer C.H. Robinson

6 Confidential and Proprietary Our vision is to build the world’s most connected & intelligent freight platform Transfix is a B2B Marketplace powered by AI and Machine Learning

7 Confidential and Proprietary The Transfix Difference DATA - FIRST APPROACH TECHNOLOGY THAT EMPOWERS PEOPLE SUPPLY - LED STRATEGY DISCIPLINED EXECUTION ESG - FOCUSED MISSION

8 Confidential and Proprietary The Transfix Difference Watch our Story

Confidential and Proprietary G Squared Ascend I Ward Davis, CEO 9

Confidential and Proprietary 10 Overview of 1. Source: G Squared. As of June 2021 2. G Squared Fund IV performance as of 5/10/2021 About G Squared G Squared is a growth - stage venture capital fund manager focused on the technology sector . Founded in 2011 , G Squared has deployed over $ 2 B into the asset class . G Squared has been recognized by Institutional Investor and Preqin as one of the most consistently top performing venture capital fund managers in the world . SUSTAINABILITY NEW AGE MEDIA & SOCIAL MOBILE FINTECH / INSURTECH MARKETPLACES SaaS MOBILITY 2.0 Target Sectors Select Portfolio Companies 50 TOTAL ACTIVE POSITIONS 1 72% REALIZED GROSS IRR TO DATE 2 >$2B TOTAL CAPITAL DEPLOYED 1 27 INVESTMENT PROFESSIONALS 1

Confidential and Proprietary 11 Ascend I Acquisition Criteria Investment Highlights Tier 1 Growth Business x 1 Transfix has consistently delivered strong revenue growth and margin expansion relative to other freight - techs Large TAM/Runway for Growth x 1 $680B+ in US trucking spend, $380B+ in US freight service spend 1 and $3B+ in US freight software spend 2 Disruptive Technology x 1 Freight - Tech pioneer driving sustained volume growth through preeminent innovation Deep Moats x 1 Transfix posts compelling enterprise cohort growth, customer retention and per account growth metrics Outstanding Unit Economics x 1 Asset light business model with exceptional ROIC profile Clear Path to Profitability x 1 Rapidly expanding gross profit margin with lean and leverageable operating costs Outstanding Management x 1 Seasoned team with highly complementary skill sets that performed incredibly well in 2020 + ▪ All capital contributed from G Squared funds, aligning interests with GSQD shareholders ▪ High caliber leadership team with a strong track record of value creation ▪ Extensive investments and strategic dialogue across the freight tech sector ▪ Committed to partner and assist Transfix’s management team to address the significant market opportunity ahead Ascend I Overview Long - term Partnership ▪ G Squared has been invested in Transfix since 2019 ▪ Transfix’s business operates in 5 of our 6 core megatrends o Mobility 2.0, Marketplaces, SaaS, FinTech, Sustainability ▪ 50% of the sponsor shares in the form of a long - term earn out ▪ One - year lock - up on 50% of shares 1. Source: 2020 CSMP State of Logistics Report. Industry size reflects 2019 industry data. 2. Source: Technovia Research “Global Transportation Management Systems (TMS) Market 2020 - 2024”. Industry size reflects estimated 2021 market size.

Confidential and Proprietary 12 Transaction Overview Issuer ▪ Transfix Holdings, Inc. Forward Purchase Agreement ▪ $110M Forward Purchase Agreement from G Squared Equity Management and NEA ▪ $60M is committed regardless of redemption levels Price ▪ $10 per common share Pro Forma Valuation ▪ $1.1B (Enterprise Value) ▪ $1.4B (Equity Value) Use of Proceeds ▪ Growth capital +

Confidential and Proprietary Industry Challenges & Opportunities Drew McElroy, Co - Founder & Chairman 13

14 Confidential and Proprietary $680B+ 2019 US Trucking Spend 1 $3B+ 2020 US Freight Software Spend 3 $380B+ 2019 US Freight Services 1 Dislocated Supply & Demand Billions of wasted miles, hours, and dollars Freight Logistics is a Massive Market with Extreme Inefficiencies Shippers 1M+ Firms 6 Carriers 3.9M Trucks / 900K+ Carriers 4 Largest Player <2% 5 Traditional Brokers 17K freight brokers 2 Largest Player <3% 5 1. Source: 2020 CSMP State of Logistics Report. Industry size reflects 2019 industry data. 2. Source: BMO Capital Research, “Digital Divide: Upending Freight Brokerage” published November 2020 3. Source: Technovia Research “Global Transportation Management Systems (TMS) Market 2020 - 2024”. Industry size reflects estimated 2 021 market size. 4. Source: American Trucking Association Data. Trucks & For - hire Carriers in operation during 2019. 5. Company estimate. Based on 2020 CHRW Revenue of $16.2B, per CHRW’s 2020 10 - K, over the total 2019 US Trucking Spend of $680B. La rgest US Carrier company is JBHT, with 2020 Revenue of $9.6B per the JBHT 2020 10 - K, over the total 2019 US Trucking spend of $680B. 6. Source: 2018 US Census. Total Number of Firms with over 10 employees in the USA in 2018. 11

15 Confidential and Proprietary I’ve been waiting for 8 hours! Why haven’t I been paid? I have to drive back empty again? Why didn’t you tell me the load was cancelled? A Broken Model that Results in Bad Outcomes for Everyone Analog Broker Human - driven process Phone and email communication Purely transactional relationship with carriers No data collected, no optimization of routes Where is my shipment? Why am I getting charged more? Why didn’t you tell me there was a problem? Why would you reject the load after telling me you could find a truck? 1. Source: FMSCA, “Estimates Show Commercial Driver Detention Increases Crash Risks and Costs, but Current Data Limit Further An aly sis”, 2018. Data based on 2013 sources. 2. Source: BMO Capital Research, “Digital Divide: Upending Freight Brokerage” published November 2020. 3. Source: FreightWaves OTRI Index Average YTD for 2021. 4. Source: American Trucking Associations, 2020. 5. Source: Wall Street Journal: “Trucking Failures Surged Last Year Under Pandemic”, 2021. ...Drives Bad Results... A Bad Process... $1.3B in lost trucker wages from waiting annually 1 10 - 30% of Miles Driven Empty (10B+ per year) 2 ~25% of Shipment Requests are Rejected 3 … And it's only getting worse... 100K Driver shortage projected by 2023 4 Trucking bankruptcies increased 185% from 2019 - 2020 5 E - Commerce puts greater pressure on the supply chain

16 Confidential and Proprietary ■ Shippers get more reliable and better quality service from a curated carrier network More Efficient ■ Transfix automates the process, reducing human touch points and load booking time to minutes or instantaneously ■ All parties in the marketplace benefit from superior network dynamics Superior Economics ■ Transfix systems have the ability to reduce empty miles for carriers Transfix is Building the Solution Our Vision: Build the world’s most connected, intelligent freight platform Better Service Sustainable 13

17 Confidential and Proprietary Shipper Our Technology Platform, Stark, Drives our Entire Ecosystem Carrier Pricing Tendering Scheduling Booking Visibility Scheduling Booking Visibility Invoicing Analytics Analytics Market Conditions Transfix Team Members Historical Cyclicality Lane Risk Profile Transfix OS

Confidential and Proprietary Business & Differentiation Lily Shen, President & CEO Sophie Dabbs, Chief Commerical Officer 18

19 Confidential and Proprietary $17 $43 $71 $130 $184 $281 $4.6 $5.1 $10.3 $(1) $4 $9 $14 $19 $24 $29 $- $50 $100 $150 $200 $250 $300 2016 2017 2018 2019 2020 2021E Revenue ($M) Adjusted Gross Profit ($M) Note: These metrics do not constitute going - forward KPIs 1. Adjusted Gross Profit is a Non - GAAP Measure. For a reconciliation the closest applicable GAAP measure, please see the appendix. 2. Large Shippers defined as customers with an estimated annual revenue over $1B. Net Shipper Spend Retention defined as total r eve nue generated by large shippers from the prior year over the total revenue generated by the same large shippers in the most r ece nt year. 3. Large Shippers defined as customers with an estimated annual revenue over $1B. 4. Repeat carrier % defined as all the percentage of total volume executed by Transfix that is managed by carriers that have bee n o nboarded and executed at least one load with Transfix. 46% Increase in Large Shippers in 2020 3 Strong Results & Momentum 41% 2020 Revenue Growth 104% 2020 Adj. Gross Profit Growth 1 146% 18’ - 20’ Large Shipper Average Net Shipper Spend Retention 2 93% 2020 Repeat Carrier Rate 4 1 $18.3

20 Confidential and Proprietary 3. Deepening Carrier Relationships 4. Data & Automation 5. Leveraging the Core Platform Into New Business Lines 1. Building the Strongest Team 2. Growing Relationships with Strategic Customers Our Business is Driven by Five Key Pillars

21 Confidential and Proprietary Transfix Technology Reduces Waste & Inefficiency TRADITIONAL BROKER TRANSFIX SOLUTION 1 - to - 1 matching of truck to load Machine Learning Data Models drive network level efficiency and optimization for shippers and carriers × No Transparency × No Aggregated Volume × No Efficiency Across the Lifecycle of the Shipment ✓ Automated Matching at Scale ✓ Reduced cost per transaction ✓ Increased Transparency & Reliability

22 Confidential and Proprietary Traffic on route Our Advantage: Data and Automation Market Lane Data Automating Each Step 272 Unique features per load 1 420K Loads Executed 3 18K Daily Lanes Priced 2 218M Miles Executed 3 Carrier lane preferences Pickup/ dropoff appointment times Equipment required Note: These metrics do not constitute going - forward KPIs 1. Sourced from Stark, our internal technology platform. Includes all features considered in development as of June 2021. 2. Sourced from Stark, our internal technology platform. Forecasted line haul rates for all lanes. Calculated daily as of June 2 021 . 3. Loads & miles executed since 2013. includes all shipments that are not TONU. Lane carrier density Distance to population center Historical carrier performance Pickup/ dropoff expected wait times Carrier safety rating Load bundling opportunities Automating Each Step Auto - Bid Auto - Build Auto - Schedule Auto - Book Auto - Tracked Auto - Invoiced ▪ Proprietary pricing algorithms instantly prices contract & spot freight. Bid on freight via direct integrations to shipper TMS ▪ Stark ingests shipment data automatically and prepares the shipment for execution, processing all relevant data ▪ Predictive scheduling tool communications with shipper systems to select highest quality appointment ▪ Stark begins making offers to optimal carriers based on preferences, market conditions, and driver locations ▪ Booked carriers track via the Transfix app or ELD integrations until final delivery ▪ Stark automatically generates an invoice and submits the invoice to the shipper system

23 Confidential and Proprietary Transfix Matching at Scale ▪ The chart shows one day of Contract shipments for several customers, and how those shipments fit within our overall network ▪ The complexity of a single day of freight is greater than human capability, and requires advanced technology to match efficiently at scale ▪ We strategically overlay customers networks to create value by leveraging carriers, regions, and lanes TRANSFIX SOLUTION

24 Confidential and Proprietary Transfix Matching at Scale ▪ The chart shows one day of Contract shipments for several customers, and how those shipments fit within our overall network ▪ The complexity of a single day of freight is greater than human capability, and requires advanced technology to match efficiently at scale ▪ We strategically overlay customers networks to create value by leveraging carriers, regions, and lanes TRANSFIX SOLUTION

25 Confidential and Proprietary How the Technology Manifests 1. Adjusted Gross Profit is a Non - GAAP Measure. For a reconciliation the closest applicable GAAP measure, please see the appendix. Revenue MATCHING AUTOMATION SERVICE ✓ Optimized, real time matching of freight & carriers at scale ✓ Network effects as more data drives better matches, which drives greater demand and supply 61% 18’ - 20’ Revenue CAGR 104% 2020 Growth 300% / 50% Increase in quarterly volume since 2018 / Increase in FTEs 46% / 21% Total Expenses Less Purchased Transportation as a % of Revenue Q1 2018 / Q2 2021 ✓ Dedicated reps for shippers and carriers with sophisticated data & tools ✓ Tools & automation drive a scalable service delivery model ✓ Drives shipper & carrier satisfaction ✓ Reducing wasted time and paperwork ✓ More efficient booking, scheduling, and operations 146% 18’ - 20’ Large Shipper Average Net Shipper Spend Retention 93% 2020 Repeat Carrier Rate Adj. Gross Profit 1 Customers Carriers Efficiency Cost Reduction

26 Confidential and Proprietary Why Shippers Chose Us The Transfix Difference Analytics & Insights TrueRate Pricing Tracking/ Visibility Workflow Improvements Proactive Exception Management High - Quality Capacity Transfix combines industry expertise with technology to create innovative solutions

27 Confidential and Proprietary Growth in Key Customers Note: These metrics do not constitute going - forward KPIs 1. Large Shippers defined as customers with an estimated annual revenue of at least $1B. Customer Growth 90% 2020 % of Revenue from Large Shippers 1 32 2020 Large Shippers 1 Acquired 46% 2020 % Increase in Large Shippers 1 New Products ▪ We have partnered with shippers and carriers to allow carriers to “drop” loaded trailers at a warehouse and/or pick up a load ed trailer for an outbound shipment ▪ We launched this offering in partnership with one of our enterprise shippers in 2019. From there, the combination of our tech nol ogy platform, industry expertise, and carrier partnerships has allowed us to grow our Drop business faster and at a higher margin than our core FTL bus iness Drop ▪ In 2020 we launched a service whereby we broker loads for customers using empty trailers owned by certain of our enterprise cust ome rs and utilizing their dedicated delivery carriers ▪ This provides expense savings for the shipper, and at the same time is a high margin opportunity for us. Similar to our drop ser vice, we launched this business in partnership with existing shippers on the platform Managed Backhaul 146% 18’ - 20’ Large Shipper Average Net Shipper Spend Retention

28 Confidential and Proprietary Cohort Year 1 Year 2 Year 3 Year 4 Year 5 CAGR Pre - 2017 1.00x 1.56x 1.53x 2.16x 2.83x 30% 2017 1.00x 2.15x 2.56x 1.97x 25% 2018 1.00x 2.06x 4.49x 112% 2019 1.00x 2.01x 101% Driving Net Shipper Spend Retention Revenue per Large Shipper Cohort, indexed to year 1 - including 2020 Note: Sourced form Transfix internal technology. These metrics do not constitute going - forward KPIs Transfix Customers: 46%

29 Confidential and Proprietary Why Carriers Choose Us Core Carrier Program MyLane Preferences Dispatcher Portal Easy Document Management Carrier Waterfall Quick Pay Fleet Management Products and services built to help carriers streamline and ultimately grow their business Transfix is extremely easy to use and has improved our overall operations. The simplicity of using the product is amazing. Building loads, tracking, and tracing loads has made our day - to - day operations a lot easier compared to our previous software. The team at Transfix goes above and beyond to fix or help in any way they can. Transfix has eased communication between carriers, drivers, and brokers by offering live information for our customers. All in all, Transfix has allowed our company in becoming more efficient in terms of revenue growth and higher customer satisfaction .” We are happy to work with the Transfix team because of the company’s professionalism. The team has provided great assistance with obtaining and managing our loads. We look forward to continuing to grow our business with Transfix .” When I do have a problem and I need to call in, the Transfix staff is all over it. They know before I even call . They’re incredibly impressive.” I enjoy working with Transfix due to the professionalism of the team. The Carrier Managers are great to communicate with and I feel have the best intentions for our business. The ability to follow our invoices and payout reports makes managing our business much easier . Thanks to Transfix for all the success! ” Dhillon's Sunrise Transport GRD Trucking A&B Carriers TDA Trucking

30 Confidential and Proprietary Loads per Carrier for Top 500 Carriers Focus on Improving the Carrier Experience & Economics Note: These metrics do not constitute going - forward KPIs 1. Mid - Sized Carriers defined as carriers with 5 to 100 power units. 2. Repeat carriers defined as all carriers that we have have been onboarded to the Transfix platform at least once prior to exec uti ng the shipment. % Volume Managed by Repeat Carriers 2 We are focused on Mid - Sized Carriers 1 , who are generally strong operators with limited sales and back - office capacity ▪ Mid - sized carriers are strong operators that deliver high - quality service ▪ Cannot access large shippers' networks given limited sales, technology, and back - office capabilities ▪ Our tools are geared toward dispatchers and drivers, making it easier to manage drivers, documents, and payments at scale Key Drivers

31 Confidential and Proprietary Operating Platform Transfix Marketplace Software Strengthens the Core Platform and Extends Relationships Management and optimization across all modes of transportation Full visibility and analytics to track performance Real - time and dynamic access to freight to increase fleet utilization Easy - to - use interface to reduce manual processes and pain points

32 Confidential and Proprietary Platform Expansion Roadmap $56B 5 $322B 4 $3B 2 $65B 3 FTL Backhaul Additional Services 8 FTL Live FTL Drop LTL SaaS Mode Expansion Managed Transportation 2020 2021E 2022E 2023E 2024E 2019 2025E 2013 $683B $1T $1.5T+ $615B $513B 6 TAM 7 $615B 1 1. Source: 2020 CSMP State of Logistics. $615B includes approx. $307B for - hire truckload spend and $308B Private Fleet spend. 2020 TAM sizes. 2. Source: Technovia Research “Global Transportation Management Systems (TMS) Market 2020 - 2024” 3. Source: 2020 CSMP State of Logistics 4. Source: 2020 CSMP State of Logistics. Includes approx. $48B in Ocean, $75B in Air, and $84B in rail, and $114B in parcel. 5. Estimated spend of 3 - 5% of US logistics spend per year. Shipper administrative costs, per CSMP 2020 State of Logistics, is $56B annually. 6. Includes approx. $60B of Carrier Support Activities as well as $545B in Inventory Carrying Costs. Source:2020 CSMP Annual Sta te of Logistics 7. All TAM values are as of 2020 and do not reflect future values. 8. “Additional Services” refers to inventory carrying costs, (including storage, shrinkage, insurance, handling, etc.) and carri er support activites. Note: Definitions for different product & service lines in Appendix. Additional Services, Managed Transportation, Mode Expans ion are not services currently provided by Transfix. History of extending the platform, providing a strong playbook for new product revenue & margin expansion

Confidential and Proprietary Financial Overview Christian Lee, CFO 33

34 Confidential and Proprietary 2021 Results – Revenue & Gross Profit $000's Nine Months Ended September 2020 Nine Months Ended September 2021 YoY Change Revenue $120,533 $208,125 73% Purchased Transportation $116,039 $195,242 68% Internal use software amortization $162 $1,054 NM Gross Profit $4,332 $11,829 173% Gross Profit Margin 3.6% 5.7% 210 bps Add: Internal use software amortization $162 $1,054 NM Adjusted Gross Profit $4,494 $12,883 187% Adjusted Gross Profit Margin 3.7% 6.2% 250 bps

35 Confidential and Proprietary 55% CAGR 20 - 25 CAGR Solid Foundation for Continued Top Line Growth Historical & Projected Revenue Growth, $M 61% 18 - 20 CAGR Note: 2016 and 2017 Revenue are unaudited

36 Confidential and Proprietary $ in millions 2019A 2020A 2021E 2022E 2023E 2024E 2025E Product & Service Adjusted Gross Profit % Adjusted Gross Profit % Growth $5 3.9% 10.9% $10 5.6% 103.7% $18 6.5% 76.8% $39 8.8% 112.0% $82 12.0% 111.6% $174 16.4% 112.2% $349 21.2% 100.9% FTL Live ■ Growing revenue & Gross Profit through dense lanes, maturing accounts & improved carrier buying Scale FTL Drop ■ Successful launch has laid groundwork for significant scale at a higher average Gross Profit margin Launch Scale FTL Backhaul ■ Ongoing launch with core Enterprise customers ■ Broader scale & growth expected in 2022 Launch Scale LTL ■ Ongoing launch & integration into our TMS product ■ High demand for LTL services among our SMB & MM customers Launch Scale SaaS ■ Ongoing launch & sales infrastructure is being established in 2021 into 2022 Launch Scale Mode Expansion ■ Existing customers drive demand around mode expansion (Drayage, intermodal, freight forwarding, etc) Launch Scale Managed Transportation ■ Through TMS and scale in FTL, LTL, and other modes we can capture the managed transportation opportunity ■ Partner with core customers and grow using similar playbook to Drop, Backhaul, & SaaS Launch Scale Additional Services ■ Services including payments, insurance, fuel, & others ■ Significant opportunity once scale is achieved in FMS, TMS, and marketplace Launch Scale Revenue & Gross Profit Growth Roadmap

37 Confidential and Proprietary 8% 6% 4% 5% 4% 3% 8% 5% 4% 13% 8% 9% 34% 23% 20% 0% 5% 10% 15% 20% 25% 30% 35% 40% 2019 2020 H1 2021 Processing Costs Sales & Marketing Technology G&A Leverage Drivers ■ Increased Automation ■ Disciplined metric - driven hiring Significant Gains in Operating Leverage Significantly Improved Operating Leverage Operating Expenses as a % of Revenue Automation drives increasing number of ‘touchless’ transactions and increases efficiency

38 Confidential and Proprietary Investments in new products & services will result in both meaningful revenue growth and gross margin expansion As a result, gross margin will grow meaningfully faster than revenue over the projection period Financial Overview $ in millions 2019A 2020A 2021E 2022E 2023E 2024E 2025E Gross Revenue $130 $184 $281 $437 $681 $1,057 $1,642 % Growth YoY 83.8% 41.5% 52.4% 55.8% 55.7% 55.3% 55.3% Adj. Gross Profit 1 $5 $10 $18 $39 $82 $174 $349 % Margin 3.9% 5.6% 6.5% 8.8% 12.0% 16.4% 21.2% % Growth 10.9% 103.7% 76.8% 112.0% 111.6% 112.2% 100.9% Adj. EBITDA 1 ($35) ($44) ($20) $44 $180 % Margin - 12.4% - 10.0% - 2.9% 4.1% 11.0% 1. Adjusted Gross Profit and Adjusted EBITDA are non - GAAP measure. See the appendix for a reconciliation to the most directly compa rable GAAP measure. Commentary 1 1 Clear path to 50%+ revenue growth for the next several years given the robust customer demand and the capital provided from the transaction We see numerous areas for investment that will allow us to accelerate growth into 2022 and beyond 2 3 2 3 The efficiencies from our automation platform and centralized operating model, in addition to our disciplined approach to expenses will drive further margin expansion We are forecasting positive Adj. EBITDA 1 at the end of 2023 and increased Adj. EBITDA 1 generation in 2024, 2025, and beyond

Confidential and Proprietary Closing Remarks Lily Shen, CEO 39

40 Confidential and Proprietary Transfix Highlights Transfix is disrupting a huge and antiquated $1T transportation market. Strong momentum, expanded offerings and accelerating customer adoption. Exceptional leadership team with deep industry, technology and marketplace experience. Differentiated supply advantage with a growing virtual fleet of mid - sized carriers. Technology and ML capabilities drive network efficiences and enables shippers and carriers. SaaS software offerings for shippers & carriers for end - to - end platform.

Confidential and Proprietary Appendix 41

42 Confidential and Proprietary ▪ Pro forma enterprise value of $1,064mm (3.8x 2021E Gross Revenue, 2.4x 2022E Gross Revenue) ▪ $375M total cash proceeds inclusive of $60M FPA proceeds and transaction expenses 1 ▪ Pro forma unrestriced cash of $385 M o Inclusive of $9M unrestricted cash and $7M of debt as of Q2 2021 ▪ Transfix shareholders are rolling 100% of equity ownership USES $ Rollover equity $1,000 Cash to balance sheet 375 Estimated fees and expenses 30 Total Uses $1,405 Detailed Transaction Overview Transaction Overview Illustrative Pro Forma Valuation and Sources & Uses Pro Forma Ownership @ $10.00 per Share 1,3 TOTAL ENTERPRISE VALUE SUMMARY Transfix share price $10.00 (X) Estimated pro forma shares outstanding 2 144.1 PRO FORMA EQUITY VALUE $1,441 ( – ) Net cash 4 (2) ( – ) Net proceeds (375) PRO FORMA ENTERPRISE VALUE $1,064 Valuation Multiples Metric EV / 2021E Gross Revenue $281 3.8x EV / 2022E Gross Revenue $437 2.4x SOURCES $ SHARES Rollover equity $1,000 100.0 G Squared cash in trust 345 34.5 FPA investment 60 6.0 Total Sources $1,405 ($ in millions, except per share data; shares in millions 1 ) Note: Figures may not total due to rounding 1. Assumes no redemption of public shares, an FPA of $60M, and estimated transaction expenses of $30M 2. 144.1M Pro forma shares outstanding is a company estimate that includes 128M estimated shares outstanding as well as 16M esti mat ed options, warrants or RSUs. 3. Dilutive securities include 6.9mm public SPAC warrants, 7.1mm founder warrants, and 1.2mm FPA warrants which have a strike pr ice of $11.50 per share. 7.0mm founder shares with 3.6mm vesting immediately, and 1.1mm vesting at share prices $12.50, $15.00, and $17.50. Excludes earnout shares and shares that may be iss ued to Transfix employees pursuant to Transfix’s incentive plan 4. As of Q2 2021 69.4% 23.9% 4.2% 2.5% Transfix existing shareholders G Squared public shareholders FPA investors Sponsor promote

43 Confidential and Proprietary Selected Public Comparable Universe For Transfix Marketplace ▪ Disruptors of traditional marketplaces ▪ Similar business model with buyers / sellers of services, and take rate to the platform ▪ Logistics - oriented SaaS models ▪ Cloud based software applications and data content Supply Chain Software ▪ Traditional established players ▪ Asset - light freight Leading Asset - Light Logistics C.H. Robinson

44 Confidential and Proprietary Source: Transfix management projections, company filings, and FactSet as of 12/06/2021 Note: FX conversion rate of 0.70 AUD / USD, 0.78 CAD / USD, and 0.15 DKK / USD 1. Represents EBITDA / Gross Profit for Transfix, Marketplaces and Supply Chain Software peers and EBITDA / Net Revenue for L ead ing Asset - Light Logistics; 2. Adj. EBITDA is a non - GAAP measure. Excludes stock - based compensation and depreciation and amortization. See reconciliations of historic measures in appendix Selected Operational Benchmarking 52% 21% 44% 39% 2025E Adj. EBITDA 2 / Gross Profit Marketplaces Supply Chain Software Leading Asset - Light Logistics 103% 40% 21% 21% 2020A - 2025E Gross Profit CAGR 2020A - 2025E Revenue CAGR 55% 40% 20% 22% C.H. Robinson 2022E Flow through margin 1 2020A - 2022E Revenue CAGR 2020A - 2022E Gross Profit CAGR

45 Confidential and Proprietary 2023E Gross Profit Adj. Growth multiple 3 0.13x 1 0.34x 0.79x 0.56x 2023E Revenue Adj. Growth Multiple 2 0.03x 1 0.27x 0.68x 0.09x Selected Valuation Benchmarking Source: Transfix management projections, company filings, and FactSet as of 12/06/2021 Note: FX conversion rate of 0.70 AUD / USD, 0.78 CAD / USD, and 0.15 DKK / USD 1. Assumes a EV of $1,064mm based on $10/share trading price; 2. Calculated as EV / 2023E Revenue multiple / 2020A - 2023E Revenue CAGR / 100; 3. Calculated as EV / 2023E Gross Profit multiple / 2020A - 2023E Gross Profit CAGR / 100 12.9x 12.4x 17.6x 4.9x 1.5x 10.3x 12.1x 1.1x 1 1 Marketplaces Supply Chain Software Leading Asset - Light Logistics C.H. Robinson EV / 2023E Revenue EV / 2023E Gross Profit

46 Confidential and Proprietary Selected Valuation Benchmarking (cont.) Source: Transfix management projections, company filings, and FactSet as of 12/06/2021 Note: FX conversion rate of 0.70 AUD / USD, 0.78 CAD / USD, and 0.15 DKK / USD 1. Assumes a EV of $1,064mm based on a $10/share trading price; 2. Adj. EBITDA is a non - GAAP measure. Excludes stock - based compe nsation and depreciation and amortization. See reconciliations of historic measures in appendix Marketplaces Supply Chain Software Leading Asset - Light Logistics 2025E EV / EBIT 6.9x 76.2x 49.6x 16.0x 2025E EV / Adj. EBITDA 2 5.9x 65.6x 46.5x 13.9x 1 1 C.H. Robinson EV / 2023E EBITDA EV / 2023E EBIT

47 Confidential and Proprietary Reconciliation of Non - GAAP Metrics $000's 2019 FYE 2020 FYE YoY Change Revenue $130,165 $184,174 41% Purchased Transportation $125,098 $173,853 39% Internal use software amortization $0 $345 NM Gross profit $5,067 $9,976 97% Gross profit margin 3.9% 5.4% 150 bps Add: Internal use software amortization $0 $345 NM Adjusted gross profit $5,067 $10,321 104% Adjusted gross profit margin 3.9% 5.6% 170 bps

48 Confidential and Proprietary Thank you